Exhibit 99.1

IMPORTANT NOTICE

TRANSALTA CORPORATION’S ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 2020 WILL BE HELD IN A VIRTUAL-ONLY MEETING FORMAT. YOU WILL NOT BE ABLE TO ATTEND THE MEETING PHYSICALLY

TransAlta Corporation (“TransAlta”, “we”, “our” or the “Company”) holds safety as a core value. We have been carefully monitoring the outbreak of the novel coronavirus (“COVID-19”) and are proactively implementing measures to prioritize the health and well-being of our employees, customers, suppliers, partners, shareholders, communities and other stakeholders, while ensuring continuity in the provision of our critical services in each of Canada, the United States and Australia. We are conscious of our responsibility to help slow the spread of the COVID-19 pandemic and reduce its impact on our stakeholders and their health. We take this responsibility seriously.

In light of the rapidly evolving global COVID-19 public health emergency and to mitigate against its risks, the Annual and Special Meeting of holders of common shares (“Shareholders”) to be held on Tuesday, April 21, 2020 at 10:30 a.m. (Calgary Time) (the “Meeting”), will be held in a virtual-only meeting format. You will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 situation to enfranchise and give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.  We are not aware of any items of business to be brought before the Meeting other than those described in the enclosed Meeting materials.

The Meeting can be accessed by logging in online at https://web.lumiagm.com/223766460. As described in the enclosed Meeting materials (which are also accessible electronically, as set out below), registered Shareholders are entitled to participate at the Meeting if they held their common shares as of the close of business on March 5, 2020, the record date. Registered Shareholders who wish to appoint a third party proxyholder other than the named TransAlta proxy nominees can do so by printing the proxyholder’s name in the space provided in the enclosed form of proxy. Non-registered (beneficial) Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. In all cases, Shareholders must carefully follow the instructions set out in their applicable proxy or voting instruction forms AND those set out below under “How to Participate at the Meeting”.

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but will not able to communicate or vote. Shareholders will not be able to attend the Meeting physically.

How to Participate at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot that will be made available online during the Meeting, as further described below. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest. This is because the Company and our transfer agent, Computershare Trust Company of Canada (“Computershare”), do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.

If you are a registered Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third party proxyholder (other than the TransAlta proxy nominees) must ALSO register their proxyholders at www.computershare.com/appoint (reference Client ID of ZTMQ).

If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, within the prescribed deadline, provided by your intermediary AND then register yourself as proxyholder at www.computershare.com/appoint (reference Client ID of ZTMQ). After you register, Computershare will provide you with a Control Number via email. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 10:30 a.m. (Calgary time) on April 17, 2020 or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.

The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/223766460. We recommend that you log in at least one hour before the Meeting begins.

•                  Click “Login” and then enter your Control Number (see below) and Password “TransAlta2020” (case sensitive); OR

•                  Click “Guest” and then complete the online form.

If you are a registered Shareholder, the control number located on the form of proxy or in the email notification you received is your Control Number. If you duly appoint a third party proxyholder, Computershare will provide such proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in this notice. Registration of third party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a Control Number, proxyholders will not be able to participate at the Meeting but will be able to listen as a guest.

If you attend the Meeting online, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-800-564-6253.

If you do not wish to vote at the Meeting, please refer to the enclosed Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials. The proxy or voting instruction form included with the Meeting materials and accessible electronically will not be updated to reflect the change in location and may continue to be used to vote your shares in connection with the Meeting. This notice constitutes an amendment to the Meeting materials.

One item of business being put forward to Shareholders for confirmation at this year’s Meeting is an amendment and restatement of the Company’s Amended and Restated By-law No.1, which sets out the general rules governing the business and affairs of the Company. The changes are intended to modernize our corporate governance practices and align them more closely with other leading Canadian public companies governed by the Canada Business Corporations Act (“CBCA”). Notwithstanding that as a legal matter a by-law amendment would typically be effective immediately upon adoption by a board, originally, as a best governance practice, our Board of Directors adopted the amendments to take effect only if and upon receiving Shareholder confirmation at the Meeting. However, in light of the COVID-19 global pandemic and the need to shift to a virtual-only meeting format to address the risks it has created, subsequently our Board approved the immediate adoption of the amendment and restatement of the Company’s Amended and Restated By-law No.1 to the extent reasonably necessary to permit the holding of the Meeting in a virtual-only format under the CBCA. The amendments are discussed in the Meeting materials and accessible electronically. The by-law amendments will be effective only for this year’s Meeting and will cease to have effect if Shareholders do not confirm the amendments at the Meeting, all as described in the enclosed Meeting materials.

If you submit a properly executed form of proxy or vote by telephone or the Internet, you will be considered part of the quorum for the Meeting. Shareholders who participate in and/or vote at the Meeting via the virtual meeting facilities we are making available are deemed to be present at the Meeting for all purposes, including quorum.

Votes and proxies will be counted, verified and tabulated by our transfer agent, Computershare, in compliance with applicable laws and our by-laws. Proxies will be submitted to the Company if they contain comments clearly intended for TransAlta or to the extent required to meet legal requirements or comply with rules of order. The results of this year’s votes will be announced following the Meeting in accordance with our typical practices. If you have followed the process for attending and voting at the Meeting, voting at the virtual Meeting will revoke any of your previously submitted proxies.

Further information regarding the Meeting, together with copies of this notice and all of our Meeting materials (including the by-law amendments discussed above), are available on our website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars, on our notice-and-access website at http://envisionreports.com/ZTMQ2020 and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Our first priority is always the well-being of our employees, customers, suppliers, partners, Shareholders, communities and other stakeholders. Our thoughts are with those already impacted by COVID-19 and our gratitude is with the many on the front lines confronting this public health crisis.

We look forward to your participation at our virtual annual and special Meeting.

March 16, 2020

By Order of the Board of Directors of TransAlta Corporation

Scott Jeffers

Managing Director and Corporate Secretary